FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

____________

REPORT OF A FOREIN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Months of AUGUST & SEPTEMBER, 2004

ADRIAN RESOURCES LTD. (File #0-26296)

(Translation of registrant’s name into English)

Suite 1820, 701 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1C6

(Address of principal executive offices)

Attachments:

1.

News Release and Material Change Report dated July 29, 2004.

2.

News Release and Material Change Report dated August 16, 2004.

3.

Interim Financial Statements for period ended July 31, 2004.

4.

Management Discussion and Analysis for period ended July 31, 2004.

5.

Certifications of Interim Filings during Transition Period.

Indicate by check mark whether the registrant files or will file annual reports under cover of From 20-F or Form 40F.

Form 20-F ___X________

Form 40-F_________

Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______________

No  X______

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf of the undersigned, thereunto duly authorized.

ADRIAN RESOURCES LTD.

(Registrant)

Date: September 14, 2004

By:_/s/ Dale McClanaghan

Dale McClanaghan

Its:    President__________

(title)

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1.

Reporting Issuer

Adrian Resources Ltd., 1802 – 701 West Georgia St., Vancouver, B.C., V7Y 1C6

2.

Date of Material Change

July 29, 2004.

3.

Press Release

The required press release was issued pursuant to section 85 (1) at Vancouver, British Columbia on July 29, 2004.

4.

Summary of Material Change

See attached press release.

5.

Full Description of Material Change

See attached press release.

6.

Reliance on Section 85(2) of the Act (Confidential information)

Not Applicable

7.

Omitted Information

None

8.

Senior Officer

Dale McClanaghan President and CEO

9.

Statement of Senior Officer

The foregoing accurately describes the material change referred to herein.

DATED at Vancouver, British Columbia, this 16th day of August, 2004.

”Dale McClanaghan”

(Signature of Senior Officer)

Dale McClanaghan

(Name)

July 29, 2004

Trading symbol: TSE - ADL

OTC/BB –ADRRF

NEWS RELEASE

Adrian Resources Ltd. (“Adrian”) is pleased to announce that at its Annual and Extraordinary General Meeting held on Friday, July 23, 2004, all motions set forth in the Management Information Circular and Form of Proxy dated June 25, 2004 were passed. Subsequent to the shareholder meeting, Dale McClanaghan was reappointed President and CEO.

In the past few months Adrian’s new management team has conducted a review of the Company’s major asset, the Petaquilla deposit, and other related corporate matters including Panamanian laws and the joint venture agreements with Teck-Cominco Ltd. (“Teck”) and Inmet Mining Corporation (“Inmet”).

Adrian’s new management team will be undertaking a industry and financial marketing awareness program. The purpose of the program will be to create awareness of Adrian’s Petaquilla deposit and its potential multi-billion dollar value.

Adrian’s principal asset is a 52% interest (Inmet 48%) in the world class Petaquilla copper/gold porphyry deposit in Panama. The Petaquilla project encompasses a multi-metal mineral district comprising seven known copper-cold-molybdenum-silver porphyry deposit and one known epithermal gold deposit, amongst numerous other prospects and mineral showings. Teck has an option to earn 50% of Adrian’s interest by funding 100% of Adrian’s share of the cost of placing Petaquilla into production.

Teck commissioned a Final Bankable Feasibility Study (H.A. Simons 1998) of the Petaquilla deposit (the “Study”), as reported in Adrian’s press release of February 4th 1998, which estimates that the proven and probable mineable reserves total 1.1 billion tonnes.

According to the Study, the in-pit mineable reserves to be mined and milled total 986 million tones grading 0.50% Cu, 0.09 g/t Au, 0.016% MoS2 as well as recoverable silver with an average waste to ore ratio of 0.97:1. The project is would produce an average of 509 million pounds of copper, 83,600 ounces of gold and 10.6 million pounds of molybdenum during the first six years of the project's 23 year mine life at an average cash cost per pound of copper, net of by-product credits of US$0.51. The total recoverable payable metal content contained in these reserves is at least 9.4 billion pounds of copper, 1.37 million ounces of gold, 24.1 million ounces of silver and 131.1 million pounds of molybdenum, not including the contained metal in the low-grade stockpile. The effect of milling the additional mineable reserves contained in the low-grade stockpile of 130 million tones was not included in the Study's financial analyses.

The Petaquilla deposit lies approximately 200 feet (on average) above sea level. The deposit is located 8 kilometers away from a natural deep water port on the Caribbean side of the Panama Canal. The natural port is approximately 100 kilometers from the Panama Canal enabling low-cost, easy movement of concentrate to Europe, North America and Asia. An overabundant supply of electricity and labour exists in the region.

Adrian has recently re-acquired (100%) key mineral concessions surrounding the joint venture. Adrian is considering both joint venture proposals and/or its own exploration programs on these mineral concessions.

For a review of other risk factors relating to Adrian, the deposit, the tenure of its mineral claims, and background on Adrian and its business, see pages 12 through 43 of the following located under Adrian Resources Ltd. at www.sedar.com see:

Jun 21 2004

Annual report on Form 20-F - English

The above technical information, all the other technical information on the Company’s web-site pertaining to geology and drill hole data and the Studies cited are historical estimates made before NI 43-101 came into force.

On behalf of the Board of Directors of

ADRIAN RESOURCES LTD.

"Dale McClanaghan"

Dale McClanaghan, President

FOR FURTHER INFORMATION PLEASE CONTACT:

Adrian Resources Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.adrian.com

THE FORWARD-LOOKING STATEMENTS IN THIS RELEASE INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER IMPORTANT FACTORS THAT COULD CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE CORPORATION, OR INDUSTRY RESULTS, TO DIFFER MATERIALLY FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH RISKS, UNCERTAINTIES AND OTHER IMPORTANT FACTORS INCLUDE, AMONG OTHERS: CHANGES IN THE POLITICAL AND REGULATORY CLIMATE; INDUSTRY TRENDS; COMPETITION; CHANGES IN BUSINESS STRATEGY OR DEVELOPMENT PLANS; AVAILABILITY OF QUALIFIED PERSONNEL; CHANGES IN, OR THE FAILURE OR INABILITY TO COMPLY WITH, GOVERNMENT REGULATIONS; AND OTHER FACTORS REFERENCED IN THIS RELEASE.

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION

CONTAINED HEREIN.

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1.

Reporting Issuer

Adrian Resources Ltd., 1802 – 701 West Georgia St., Vancouver, B.C., V7Y 1C6

2.

Date of Material Change

August 16, 2004.

3.

Press Release

The required press release was issued pursuant to section 85 (1) at Vancouver, British Columbia on August 16, 2004.

4.

Summary of Material Change

See attached press release.

5.

Full Description of Material Change

See attached press release.

6.

Reliance on Section 85(2) of the Act (Confidential information)

Not Applicable

7.

Omitted Information

None

8.

Senior Officer

Dale McClanaghan President and CEO

9.

Statement of Senior Officer

The foregoing accurately describes the material change referred to herein.

DATED at Vancouver, British Columbia, this 16th day of August, 2004.

”Dale McClanaghan”

(Signature of Senior Officer)

Dale McClanaghan

(Name)

August 16, 2004

Trading symbol: TSE - ADL

OTC/BB –ADRRF

NEWS RELEASE

Adrian Resources Ltd. Appoints New Director

Adrian Resources Ltd. is pleased to announce the appointment of Patrick G. Downey to the Company’s board of directors.

Mr. Downey brings with him over 20 years of experience in the natural resource sector.  Mr. Downey is the current President and CEO of Viceroy Exploration Ltd. Mr. Downey was President, CEO and a Director of Consolidated Trillion Resources Ltd. prior to the recent merger with Viceroy Exploration. Mr. Downey was also former president of Oliver Gold Corporation where he negotiated the successful merger to form Canico Resource Corporation, a highly successful nickel exploration company.

Mr. Downey has also worked for several major mining companies and world class projects including, Anglo American in South Africa, Placer Dome's Porgera open pit gold mine, the Misima Gold & Silver mine and Kinross' Hoyle Pond Project.

The Company continues to strengthen its new management team and is pleased that Mr. Downey has joined the Board of Directors. His experience in the mining industry and on world class projects will be of considerable value to Adrian as it seeks to advance its major asset, the Petaquilla Project in Panama.

On behalf of the Board of Directors of

ADRIAN RESOURCES LTD.

"Dale McClanaghan"

Dale McClanaghan, President

FOR FURTHER INFORMATION PLEASE CONTACT:

Adrian Resources Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.adrian.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.

ADRIAN RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

(An Exploration Stage Company)

JULY 31, 2004

(Unaudited – Prepared by Management)

ADRIAN RESOURCES LTD.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying  unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

“Dale McClanaghan”

President and Chief Executive Officer

“Kenneth W. Morgan”

Chief Financial Officer

September 14, 2004

ADRIAN RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

		July 31, 2004	January 31, 2004
ASSETS
Current
Cash and cash equivalents		$ 1,419, 099	$ 1,836,465
Receivables		47,917	88,392
Prepaid expenses		10,586	9,233

Total current assets		1,477,602	1,934,090
Equipment (Note 3)		23,739	42,705
Performance bond – restricted cash (Note 4)		1,082,974	693,766

		$ 2,584,315	$ 2,670,561
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities		$ 81,478	$ 83,662
Other accrued liabilities		43,279	43,279

Total current liabilities		124,757	126,941

Shareholders' equity
Capital stock (Note 5)
Authorized
100,000,000	common shares without par value
20,000,000	preferred shares without par value
Issued and outstanding
50,661,039	(January 31, 2004 – 48,829,542) common shares	51,170,245	50,849,326
Contributed surplus (Note 6)		679,754	327,822
Deficit		(43,102,052)	(42,345,139)

		8,684,947	8,832,009
Treasury stock, at cost
Repurchased, not cancelled
1,660,200	(January 31, 2004 – 1,660,200) common shares	(6,288,389)	(6,288,389)

		2,396,558	2,543,620

		$ 2,584,315	$ 2,670,561

Nature of operations and going concern (Note 1)

On behalf of the Board:
	Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

ADRIAN RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

PERIODS ENDED JULY 31

	Three months ended July 31, 2004	Three months ended July 31, 2003	Six months ended July 31, 2004	Six months ended July 31, 2003
EXPENSES
Accounting and legal	$ 19,419	$ 12,300	67,725	$ 13,561
Consulting fees	13,370	-	32,202	-
Depreciation	1,763	3,437	1,839	6,762
Filing fees	9,292	6,315	18,835	13,997
Insurance	-	-	173	-
Interest and bank charges	447	165	737	356
Investor relations and shareholder information	17,341	5,911	48,240	7,745
Office administration	10,518	210	27,124	5,402
Rent	14,670	7,899	33,062	16,310
Resource property costs	24,673	-	52,406	9,384
Stock-based compensation (Note 6)	-	-	380,525	-
Transfer agent fees	-	4,711	-	5,882
Travel	1,178	-	8,545	-
Wages and benefits	52,921	5,231	166,829	10,660

Total expenses	(165,593)	(46,179)	(838,242)	(90,059)

OTHER INCOME (EXPENSE)
Foreign exchange (loss) gain	(31,844)	(18,397)	(95,938)	(85,166)
Gain on redemption of performance bond	-	-	208,944
Interest income and amortization of discount on bond	4,021	17,911	11,028	32,267
Write-off of equipment	-	-	(42,705)	-

Loss for the period	(193,416)	(46,665)	(756,913)	(142,958)

Deficit, beginning of period	(42,908,636)	(41,630,242)	(42,345,139)	(41,533,949)

Deficit, end of period	$ (43,102,052)	$ (41,676,907)	(43,102,052)	$ (41,676,907)

Basic and diluted loss per share	$ (0.00)	$ (0.00)	$ (0.02)	$ (0.00)

Weighted average number of shares outstanding	48,944,947	33,340,543	48,218,185	33,340,543

The accompanying notes are an integral part of these consolidated financial statements.

ADRIAN RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

PERIODS ENDED JULY 31

	Three months ended July 31, 2004	Three months ended July 31, 2003	Six months ended July 31, 2004	Six months ended July 31, 2003
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (193,416)	$ (46,665)	(756,913)	(142,958)
Items not affecting cash:
Amortization of discount on bond included in interest income	-	(3,069)	-	(6,093)
Depreciation	1,763	3,436	1,839	6,761
Stock-based compensation	-	-	380,525	-
Write-down of equipment	-	-	42,705	-
Foreign exchange loss (gain) on performance bond	(13,828)	14,941	-	69,202

Changes in non-cash working capital items:
Receivables	(5,974)	7,867	40,475	(3,621)
Prepaid expenses	(6,142)	95	(1,353)	5,901
Accounts payable and accrued liabilities	(41,864)	35,009	(2,182)	54,554

Net cash used in operating activities	(259,461)	11,614	(294,904)	(16,254)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from issuance of capital stock	29,000	-	292,325	-

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of capital assets	(21,875)	-	(25,577)	-
Purchase of performance bond	-	-	(389,208)	-
Proceeds from reduction in performance bond	-	39,092	-	39,092

Net cash provided by investing activities	(21,875)	86,481	(414,785)	39,092

(Decrease) increase in cash and cash equivalents	(252,336)	50,706	(417,364)	22,838

Cash and cash equivalents, beginning of period	1,671,437	194,156	1,836,465	222,024

Cash and cash equivalents, end of period	$ 1,419,099	$ 244,862	1,419,099	$ 244,862

Supplemental disclosure with respect to cash flows (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

ADRIAN RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars, Unaudited)

JULY 31, 2004

1.

NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated in the Province of British Columbia and is in the business of the acquisition, exploration, exploration management, development, and sale of resource properties and has not yet determined whether its properties contain ore reserves that are economically recoverable, except for the Petaquilla property, for which a feasibility study has been completed and as a result of continuing depressed copper prices, development of the Petaquilla property is considered to be uneconomic at this time.  To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

At  July 31, 2004, the Company has working capital of $1,352,845 (January 31, 2004 - $1,807,149). The Company will have to raise additional funds to meet its planned corporate and administrative expenses for the coming year and to undertake further exploration and subsequent development of its mineral properties. Management is pursuing additional sources of financing and while it has been successful in the past there can be no assurance that it will be able to do so in the future. Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include any adjustments that would be necessary should the Company be unable to continue as a going concern.

2.

SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgment with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.

3.

EQUIPMENT

In April 2004, the Company agreed  with Madison Enterprises Corporation (“Madison”), a company  formerly related by virtue of common directors, to transfer certain office equipment with a net book value of $42,705 to Madison in exchange for Madison indemnifying the Company  for lease costs of approximately $62,000 for four years for its former premises.

4.

PERFORMANCE BOND – RESTRICTED CASH

The Company is required to post  a performance bond of USD $780,000 to maintain its interest in the Petaquilla Property in Panama.  As at January 31, 2004, the Company fulfilled this requirement by holding a Republic of Panama Sovereign Bond (the “Panama Bond”) with a face value of USD $750,000, which the Company had purchased at a discount, and additional securities of approximately USD $30,000. In February 2004, the Panamanian Government redeemed the Panama Bond and the Company realized a  gain of $208,944. During the period ended July 31, 2004, the Company pledged cash of USD $780,000  as security for a Letter of Credit with the Bank of Nova Scotia to satisfy the requirements of the performance bond.

ADRIAN RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars, Unaudited)

JULY 31, 2004

5.

CAPITAL STOCK

	Number of Shares	Amount	Contributed Surplus
Issued

Balance, January 31, 2004	48,829,542	$ 50,849,326	$ 327,822

Exercise of stock options	1,715,497	308,419	(28,594)
Exercise of warrants	116,000	29,000	-
Stock-based compensation	-	-	380,526

Balance, July 31, 2004	$ 50,661,039	$ 51,170,245	$ 679,754

6.

STOCK OPTIONS

Stock option transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price
Balance at January 31, 2004	3,089,297	$ 0.18
Granted	1,770,000	0.42
Exercised	(1,715,497)	0.15

Balance at July 31, 2004	3,181,855	$ 0.33

As at July 31, 2004, the following stock options were outstanding and exercisable as follows:

Number of Shares	Exercise Price	Expiry Date
268,800	$ 0.15	April 18, 2007
1,143,055	0.23	September 24, 2008
1,770,000	0.42	April 28, 2009

ADRIAN RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars, Unaudited)

JULY 31, 2004

6.

STOCK OPTIONS (cont’d…)

The Company granted 1,770,000 stock options to employees, directors and consultants during the current period. The Company has adopted the fair value based method of accounting for all stock based compensation. Total stock-based compensation for the fair value of stock options granted to recognized during the period was $380,525 which has been recorded in the consolidated statement of operations as stock-based compensation with corresponding contributed surplus recorded in shareholders’ equity.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest	3.20%
Expected dividend yield	-
Expected stock price volatility	99%
Expected option life in years	2 years

Option pricing models require the input of highly subjective assumptions including  expected stock price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

7.

SHARE PURCHASE WARRANTS

Share purchase warrant transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price
Balance at January 31, 2004	7,799,994	$ 0.25
Warrants exercised	116,000	0.25

Balance at July 31, 2004	7,683,994	$ 0.25

As at July 31, 2004, the following share purchase warrants were outstanding and exercisable as follows:

Number of Shares	Exercise Price	Expiry Date

4,416,666	$ 0.25	September 24, 2005
3,267,328	$ 0.25	November 18, 2005

ADRIAN RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars, Unaudited)

JULY 31, 2004

8.

RELATED PARTY TRANSACTIONS

During the year to date:

b)

Included in wages is $55,000 paid to a company controlled by the CEO and director for his services as CEO of the Company.

c)

Included in wages is $45,840 paid to a company controlled by the CFO and director for his services as CFO of the Company.

d)

The Company paid legal fees of $46,426 to a law firm controlled by a former director.

e)

Included in accounts payable at July 31, 2004 is $7,862 due to a company related by virtue of a common director.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

ADRIAN RESOURCES LTD.

(the “Company”)

MANAGEMENT DISCUSSION FOR THE SIX MONTHS ENDED JULY 31, 2004

The Company’s business is the acquisition and exploration of resource properties. Since its acquisition of an interest in its Petaquilla Property in Panama in 1992, the Company's primary focus has been exploring and developing the Petaquilla Property. In January 1998, a bankable final feasibility study on the Petaquilla Property was completed by H.A. Simons Ltd. on behalf of Teck Corporation (“Teck”). Teck has the right to acquire one-half of the Company's interest in the Petaquilla Property by funding the Company's share of the cost of placing Petaquilla into production. Teck is entitled to elect and has elected to defer, until February 21, 2005, its decision whether or not to place Petaquilla into production and thereby complete its acquisition of one half of the Company's interest in Petaquilla. The deferral is based on Teck's view that the property is uneconomic at this time.

OPERATIONS AND FINANCIAL CONDITION

At July 31, 2004, the Company had total assets of $2,584,315 as compared with $2,670,561 at January 31, 2004. This decrease is primarily attributable to general and administrative expenses. Working capital at July 31, 2004 decreased to $1,352,845 from working capital of $1,807,149 at January 31, 2004 as a result of general and administrative expenses incurred by the Company, and as a result of the Company increasing its performance bond for the Petaquilla Property by $389,208.

Expenses for the six month period ended July 31, 2004 were $838,242, a substantial increase from $90,059 for the six month period ended July 31, 2003. The increase in expenses are primarily a response by the Company to improving copper prices, which have caused renewed interest in copper properties such as the Company’s Petaquilla Property. During the latter part of the previous fiscal year, the Company resumed paying certain executive salaries and raised additional capital, which contributed to increases in accounting and legal, consulting fees, filing fees, office administration, rent, stock-based compensation, travel, and wages and benefits.  The Company's largest cash outflow in the six month period ended July 31, 2004, other than the increase in the performance bond,  was as a result of general and administrative expenses of $457,717. Stock-based compensation, a non-cash expense,  increased to $380,525, compared to $Nil  in the comparable period of the prior year,  as a result of option grants during the period and the Company’s adoption of fair value based accounting for all stock based compensation. The Company also received net proceeds of $292,325 from the issuance of capital stock as the result of the exercise of options, compared to $Nil in the comparable period of the previous year.   During the six month period ended July 31, 2003, the Company’s largest cash outflow was a result of general and administrative expenses of $90,059.

During the six month period ended July 31, 2004, the Company recorded an exchange loss of $95,938, a gain on redemption of its performance bond of $208,944, and interest income of $11,028. During the six month period ended July 31, 2003, the Company recorded interest income of $32,267, and an exchange loss of $85,166. In April 2004, the Company agreed  with Madison Enterprises Corporation (“Madison”), a company  formerly related by virtue of common directors, to transfer certain office equipment with a net book value of $42,705 to Madison in exchange for Madison indemnifying the Company  for lease costs of approximately $62,000 for four years for its former premises.

The net loss for the six month period ended July 31, 2004 was $756,913 or $0.02 per share as compared with a net loss for the six month period ended July 31, 2003 of $142,958 or $0.00 per share.

SUMMARY OF QUARTERLY RESULTS

	2004 Jul 31 Q2	2004 Apr 30 Q1	2004 Jan 31 Q4	2003 Oct 31 Q3	2003 Jul 31 Q2	2003 Apr 30 Q1	2003 Jan 31 Q4	2002 Oct 31 Q3
Total revenue	$0	$0	$0	$0	$0	$0	$0	$0
Earnings (loss) before extraordinary items	(193,416)	(563,497)	(398,610)	(269,622)	(46,665)	(96,293)	(100,598)	(18,647)
Per Share[1]	(0.00)	(0.01)	(0.01)	(0.01)	(0.00)	(0.00)	(0.00)	(0.00)
Net earnings (loss) for the period	(193,416)	(563,497)	(398,610)	(269,622)	(46,665)	(96,293)	(100,598)	(18,647)
Per Share[1]	(0.00)	(0.01)	(0.01)	(0.01)	(0.00)	(0.00)	(0.00)	(0.00)

(1)

The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.

RELATED PARTY TRANSACTIONS

During the period:

b)

Included in wages is $55,000 paid to a company controlled by the CEO and director for his services as CEO of the Company.

c)

Included in wages is $45,840 paid to a company controlled by the CFO and director for his services as CFO of the Company.

d)

The Company paid legal fees of $46,426 to a law firm controlled by a former director.

e)

Included in accounts payable at July 31, 2004 is $7,862 due to a company related by virtue of a common director.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

CAPITAL STOCK

Please refer to the Company’s July 31, 2004 interim financial statements for details of its capital stock. The Company received $6,000 and issued 40,000 shares for the exercise of stock options between  July 31, 2004 and the date of this report.

LIQUIDITY AND CAPITAL RESOURCES

The Company does not currently own or have an interest in any mineral producing properties and has not derived any revenues from the sale of gold, copper or other materials in the last three financial years.

At  July 31, 2004, the Company has working capital of $1,352,845 (January 31, 2004 - $1,807,149). The Company will have to raise additional funds to meet its planned corporate and administrative expenses for the coming year and to undertake further exploration and subsequent development of its mineral properties. Management is pursuing additional sources of financing and while it has been successful in the past there can be no assurance that it will be able to do so in the future. Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company's liquidity will be substantially determined by the timing of any production decision on its Petaquilla Property which, in turn, will be substantially determined by the price of copper.

ADDITIONAL INFORMATION

Additional information relating too the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

FORM 52-109FT2

Certification of Interim Filings during Transition Period

I, Dale McClanaghan, Chief ExecutiveOfficer of Adrian Resources Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Adrian Resources Ltd. (the “Issuer”) for the interim period ending April 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: September 14, 2004

 “Dale McClananghan”

Dale McClanaghan

Chief Executive Officer

FORM 52-109FT2

Certification of Interim Filings during Transition Period

I, Kenneth W. Morgan, Chief Financial Officer of Adrian Resources Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Adrian Resources Ltd. (the “Issuer”) for the interim period ending April 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: September 14, 2004

 “Kenneth W. Morgan”

Kenneth W. Morgan

Chief Financial Officer